

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4710

May 9, 2016

Ms. Avis Brosseau
Chief Financial Officer
First Colebrook Bancorp, Inc.
134 Main Street
Colebrook, New Hampshire 03576

> **Re:** **First Colebrook Bancorp, Inc.**
> **Registration Statement on Form 1-A**
> **Filed April 14, 2016**
> **File No. 024-10542**

Dear Ms. Brosseau:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II

Description of Business, page 23

1.   Please revise to provide the information required by Industry Guide 3. Refer to Item 7(c) of the Offering Circular requirements of Form 1-A.

Subscription Agreement, Exhibit 4

2.   Please revise Article 4 to delete from (a) the words, "...and carefully reviewed" and all except the first phrase ending with the words "...Offering Circular" in (b).

Legal Opinion, Exhibit 12.1

3.   The legal opinion does not contain the date of filing of the registrant's Form 1-A offering statement. Please revise and reissue the opinion to include the appropriate date.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Stephanie Sullivan, Senior Assistant Chief Accountant at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3434 with any other questions.

                                        Sincerely,

                                        /s/ Michael Clampitt

                                        Michael Clampitt
                                        Attorney-Adviser
                                        Office of Financial Services

cc: Dodd Griffith, Esq.